Filed by Olympic Steel, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Olympic Steel, Inc.

Commission File No.: 0-23320

Ryerson – Olympic Steel Merger

Executive Talking Points for Addressing Sr. Leaders (General Managers, Directors & Vice Presidents)

Tuesday, October 28 at 4:00 PM (ET) – via Zoom

Led By: Andrew Greiff, Olympic Steel President & Chief Operating Officer

[read time – approximately 5 minutes]

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At approximately 4:30 PM (ET) today, you will see a press release notification followed by an email to “All Olympic Users” from CompanyCommunications@olysteel.com announcing our agreement to merge with Ryerson.

●	We understand that this is a lot to digest on very short notice.

●	There are a lot of regulatory procedures we must adhere to as public companies, including how and when we can communicate with key stakeholders.

●	As leaders of the organization, we’re sharing this announcement slightly ahead of the employee announcement, because employees may turn to you with questions.

●	You probably have several questions yourselves.

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The merger is expected to close in the first quarter of next year, subject to customary closing conditions and other approvals, and until that time, we have many details to work out and many restrictions on what we can discuss.

●	For now, here is what we can share…

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First – once we close, we anticipate no significant changes for employees. Your employer will continue to be Olympic Steel or your current brand. There are no plans to change your pay, incentives, benefits, job title, and responsibilities.

●	Likewise, all our company policies and programs remain in place.

●	These facts are important for you to know and for you to reinforce with your teams.

●	The communication to employees and the talking points we will provide to you after this call reinforce those important messages, as well.

●	It really will be business as usual, and we want employees to understand that.

●	Second – and this is especially important for your local leadership and commercial team members:

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Until we close, Olympic Steel and Ryerson will remain separate companies, meaning we must continue to act independently and not collaborate with Ryerson employees on anything related to the business, including not jointly interacting with customers or suppliers.

●	If your customers or suppliers reach out with questions, it’s “business as usual.”

●	We can’t discuss the merger and won’t have additional information until we close.

●	Until then, we will continue to take and fill orders and support our customers as usual.

●	This is extremely important.

●	Once we close, Olympic Steel and all our subsidiary brands will continue to operate under their existing brand names, and Rich, Rick and I are all staying with the combined company.

●	Michael Siegal will move from Executive Chairman of the Olympic Steel Board to Chairman of Ryerson’s Board.

●	These are some of the high-level points we wanted to touch on, but we’ve included additional information in the FAQ document you’ll receive following this call.

●	I strongly encourage you to review those materials in detail, so you have all the same information we’re providing to your employees.

●	Now, as it relates specifically to you as members of the Sr. Leadership Team…

●	For those on incentive plans tied to Olympic Steel stock, you will receive an individual statement before the merger closes. Annual incentives will be paid and continue in 2026 as usual.

●	Next - the budget process will continue as planned.

●	If anything changes – for example, the timing of budget calls – we will make you aware as soon as possible.

●	Until the merger closes, please put a pause on any significant CAPEX requests or personnel changes.

●	COLA will continue as planned, but please hold off on promotions or staffing changes until we provide further guidance after the close.

●	Please also pause any additions to staff during this time period.

●	If you need to backfill a critical position or propose a CAPEX spend, discuss it with your Segment President first.

●	This is a lot to take in, but it’s all great news for Olympic Steel.

●	This will move us from the #13 North American service center to #2.

●	That’s the kind of growth that produces meaningful benefits for all our stakeholders – yourselves included.

●	Now, in the interest of time, we want to give you a few minutes to review the communications and let some of this settle.

●	Your employees and customers will likely begin reaching out this evening.

●	We’re sending you talking points to assist with those discussions, and we advise making copies of the FAQs available to your production team members.

●	There won’t be much else we can share until the merger closes in the first quarter, but as soon as we can provide additional information and answer questions, we will certainly do so.

●	Please stick to the talking points and information we’ve provided, avoid speculation and direct any outside inquiries you receive to Rick, Rich or me.

●	The three of us are the only people authorized to speak on Olympic Steel’s behalf.

●	Now, unfortunately, I won’t be able to open it up for questions at this point.

●	Until closing, we can’t comment much beyond what I’ve already shared and what is included in the communications you’ll receive from Michelle Pearson-Casey after this call.

●	If you are uncertain about these instructions or any of the information you receive, please reach out to your Regional Vice President.

●	Otherwise, I thank you for your time this afternoon.

●	Again, I know it’s a lot to process, but it really is an exciting moment for Olympic Steel and for all of us.

●	With that, let’s conclude the call and allow you a few minutes to think through everything before you begin getting questions from your teams.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This communication includes statements that constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by the use of predictive, future-tense or forward-looking terminology, such as “may,” “will,” “anticipate,” “should,” “intend,” “expect,” “believe,” “estimate,” “project,” “plan,” “potential,” and “continue,” as well as the negative of these terms or similar expressions. These statements speak only as of the date of this communication and we undertake no ongoing obligation, other than that imposed by law, to update these statements. These statements appear in a number of places in this communication and relate to, among other things, our intent, belief or current expectations with respect to the ability to complete the proposed merger of Olympic Steel and Ryerson on the anticipated terms and timeline; the effect of restructuring or reorganization of business components; our future financial condition, results of operations or prospects; our business and growth strategies; and our financing plans and forecasts. You are cautioned that any such forward-looking statements are not guarantees of future performance and involve significant risks and uncertainties, and that actual results may differ materially from those contained in or implied by the forward-looking statements as a result of various factors, some of which are unknown, including, without limitation:

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the failure to obtain the requisite shareholder approval in connection with the transaction and the failure to satisfy various other conditions to the closing of the transaction contemplated by the merger agreement;

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the failure to obtain governmental approvals of the transaction on the proposed terms and timeline, and any conditions imposed on the combined company in connection with consummation of the transaction;

●	the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected;

●	disruption from the proposed transaction making it more difficult to maintain relationships with customers, partners, employees or suppliers;

●	the risk that the proposed transaction may be less accretive than expected, or may be dilutive, and that the combined company may fail to realize the benefits expected from the merger;

●	risks relating to any unforeseen liabilities of Olympic Steel or Ryerson; and

●	other factors described in our Annual Report on Form 10-K for the year ended December 31, 2024 under Item 1A, “Risk Factors.”

Should one or more of these or other risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, intended, expected, believed, estimated, projected or planned. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. We undertake no obligation to republish revised forward-looking statements to reflect the occurrence of unanticipated events or circumstances after the date hereof, except as otherwise required by law. You are advised, however, to consult any further disclosures we make on related subjects in our reports on Forms 10-Q, 8-K and 10-K filed with the Securities and Exchange Commission.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication is being made in respect of a proposed business combination involving Olympic Steel and Ryerson. In connection with the proposed transaction, Ryerson will file with the SEC a Registration Statement on Form S-4 that includes a preliminary proxy statement of Olympic Steel and that will also constitute a prospectus of Ryerson. The information in the preliminary proxy statement/prospectus is not complete and may be changed. Ryerson may not sell the common stock referenced in the preliminary proxy statement/prospectus until the Registration Statement on Form S-4 filed with the SEC becomes effective. The preliminary proxy statement/prospectus and this communication are not offers to sell Ryerson securities, are not soliciting an offer to buy Ryerson securities in any state where the offer and sale is not permitted and are not a solicitation of any vote or approval. The definitive proxy statement/prospectus will be mailed to shareholders of Olympic Steel.

RYERSON AND OLYMPIC STEEL URGE INVESTORS AND SECURITY HOLDERS TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. Copies of documents filed with the SEC by Ryerson (when they become available) may be obtained free of charge on Ryerson’s website at www.ryerson.com or by directing a written request to Investor Relations, Ryerson Holding Corporation, 227 W. Monroe St., 27th Floor, Chicago, Illinois 60606. Copies of documents filed with the SEC by Olympic Steel (when they become available) may be obtained free of charge on Olympic Steel’s website at www.olysteel.com or by directing a written request to Olympic Steel, Inc., 22901 Millcreek Blvd., Suite 650, Highland Hills, Ohio 44122.

PARTICIPANTS IN SOLICITATION

Each of Olympic Steel, Ryerson and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding these persons who may, under the rules of the SEC, be considered participants in the solicitation of Olympic Steel’s shareholders in connection with the proposed transaction is set forth in the proxy statement/prospectus described above filed with the SEC. Additional information regarding Olympic Steel’s executive officers and directors is included in Olympic Steel’s definitive proxy statement, which was filed with the SEC on March 28, 2025. Additional information regarding Ryerson’s executive officers and directors is included in Ryerson’s definitive proxy statement, which was filed with the SEC on March 5, 2025. You can obtain free copies of these documents using the information in the paragraph immediately above.